Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-131716

PROSPECTUS SUPPLEMENT NO. 4

to prospectus dated July 27, 2006

10,250,000 Shares

Common Stock

The following information supplements the prospectus dated July 27, 2006 relating to the offer and sale by the selling stockholders identified in the prospectus of up to 10,250,000 shares of our common stock.

On January 26, 2007, GeoMet, Inc. announced certain information, including 2006 year-end proved reserves, preliminary 2006 gas sales volumes, the current capital expenditure budget for 2007, and the engagement of a financial advisor to evaluate and advise GeoMet as to strategic alternatives.

GeoMet’s 2006 year-end proved reserves, as estimated by DeGolyer and MacNaughton, an independent reservoir engineering firm, were approximately 325.7 Bcf, an increase of 24% from year-end 2005 proved reserves of 262.5 Bcf. The 2006 year-end proved reserves were 100% coalbed methane and 75% developed. The PV-10 was $526 million using gas prices of $5.63 per MMBtu at December 31, 2006. Proved reserves at year-end 2005 were calculated using gas prices of $9.52 per MMBtu. Approximately 59% of year-end 2006 proved reserves are in the Gurnee Field in Alabama and 40% in the Pond Creek Field in Virginia and West Virginia.

GeoMet’s preliminary average daily sales volumes for 2006 were 17.1 MMcf, a 36% increase over 2005.

As a result of the lowered sales volume estimates, uncertain natural gas price expectations and a desire to lower the reliance on borrowings to fund capital expenditures, GeoMet has reduced its 2007 capital expenditure budget to approximately $69 million which includes the drilling of approximately 92 development wells. Previously GeoMet had anticipated 2007 capital expenditures of approximately $100 million. The current 2007 capital expenditure budget includes approximately $57 million for development projects, $4 million for exploration and evaluation projects and $8 million for leasehold acquisition and other.

Approximately $34 million of the 2007 capital budget is allocated to drill, complete and equip 52 wells in the Gurnee Field in Alabama where the reduction in development drilling will take place and approximately $23 million to drill, complete and equip 40 wells in the Pond Creek Field in Virginia and West Virginia.

GeoMet also announced that it has engaged Merrill Lynch & Co. to advise it as to appropriate strategic opportunities or alternatives.

This prospectus supplement should be read in conjunction with the prospectus dated July 27, 2006, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated July 27, 2006, including any supplements or amendments thereto.

Investing in the shares involves risks and uncertainties. See “Risk Factors” beginning on page 10 of the prospectus dated July 27, 2006 and the risk factors included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 30, 2007.